Mail 3561
                                                                May 30, 2019


  Scott J. Lynn
  Chief Executive Officer
  Masterworks 002, LLC
  Spring Lane, 6 St.
  Johns Lane 7th Floor
  New York, New York 10013

            Re:   Masterworks 002, LLC
                  Amendment No. 2 to Offering Statement on Form 1-A Filed May 16, 2019
                  File No. 024-10884

  Dear Mr. Lynn:

         We have reviewed your amended offering statement and have the following comments.
  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2018 letter.

  Questions and Answers About This Offering

  Q. Who holds legal title to the artwork?, page 3

      1. We note your disclosure in this section that "[t]itle to the artwork is held in the name of
         Masterworks Art Holdco 002, GP." Please revise to ensure consistency throughout the offering circular. In this regard, we note your disclosure in the third question of this section, and throughout the Offering Circular, that Art Holdco will acquire title to the
         Painting once the merger is consummated. Clarify when the merger is expected to be consummated and if there is any risk that Art Holdco will not hold title to the artwork after investors purchase shares in this offering.
 Scott J. Lynn
Masterworks 002, LLC
May 30, 2019
Page 2

Summary, page 7

   2. We note your disclosure throughout the Offering that "investors in this Offering will own the same fractional interest in Art Holdco, and effectively, the Painting, irrespective of the size of the Private Placement." In light of the limited voting rights of holders of your
      Class A ordinary shares to affect your business and your management control over Art
      Holdco, please clarify, if true, that investors in this Offering will own a direct interest in you, rather than Art Holdco.

   3. Enhance your disclosure to explain why you are opting to conduct the Regulation D offering and this offering at the same time. Also, you state that the Regulation D offering will be a concurrent offering; clarify when you expect it to commence and terminate.

Exchange and Qualification Rights, page 10

   4. We note your disclosures that "Masterworks Collection will have the right to exchange all or a portion of its partnership interests in Art Holdco by contributing them to Reg A
      GP in exchange for the Company issuing Class A ordinary shares." Please clarify, if true, that such issuance of Class A ordinary shares will dilute investors' interest in you and include risk factor disclosure, as appropriate. In this regard, we also note your statement that "[a]ny such exchange will be executed at an exchange ratio such that the Class A ordinary shareholders of the Company immediately prior to such exchange will beneficially own the same percentage interest in Art Holdco immediately after giving effect to such exchange," which appears to suggest that investors in this offering will hold a direct interest in Art Holdco, rather than you. Please revise.

Organizational Structure, page 11

   5. Please revise your chart to depict how Masterworks Collection 1, LP is affiliated with
      Masterworks and how it is controlled, with a view to understanding who has the ability to effectuate decisions that impact one of the 2 general partners that control Art Holdco. In this regard, revise to provide risk factor disclosure that acknowledges the risk of joint control over Art Holdco and the fact that you may not be able to effectuate decisions, such as sell the painting, without Masterworks Collections' consent. Scott J. Lynn
Masterworks 002, LLC
May 30, 2019
Page 3


       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.


                                                         Sincerely,

                                                         /s/ Mara L. Ransom

                                                         Mara L. Ransom
                                                         Assistant Director
                                                         Office of Consumer
Products